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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                           Commission File No. 000-22034
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                              Wood Bancorp, Inc.
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            (Exact name of registrant as specified in its charter)



    124 East Court Street, Bowling Green, Ohio  43402-2259 (419) 352-3502
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                   Common Stock, par value $0.01 per share
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           (Title of each class of securities covered by this Form)


                                     None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(ii)     / /

     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /

     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /

     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /

     Rule 12h-3(b)(1)(i)    / /

        Approximate number of holders of record as of the certification or notice date:

None.  Wood Bancorp, Inc. merged with Sky Financial Group, Inc. on July 16,
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1999. Sky Financial Group, Inc. was the surviving corporation of the merger
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(see Sky Financial Group, Inc. Form S-4, Registration No. 333-79683 filed with
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the Commission on May 28, 1999).
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        Pursuant to the requirements of the Securities Exchange Act of 1934,
Sky Financial Group, Inc. has caused this certification/notice to be signed as the successor corporation to Wood Bancorp, Inc. by the undersigned duly authorized person.


Dated:   July 23, 1999                By: /s/ Marty E. Adams
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                                          Marty E. Adams, President and Chief
                                          Operating Officer